September 29, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (925) 955-0800

Mr. Shmuel Shneibalg
President
Knowledge Transfer Systems, Inc.
5509 11th Avenue
Brooklyn,  NY  11219

Re:	Knowledge Transfer Systems, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed April 13, 2005
      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 18, 2005
      File No. 000-28417

Dear Mr. Shneibalg:

      We have reviewed your September 27, 2005 response letter and have the following additional comments.

1. We read your response to comment 1 and understand that you plan to record the fair value of services performed based on the quoted market price of $0.0065 on May 21, 2004. We also note that the quoted market price of $0.0065 was the price of your common stock prior to the 500 to 1 reverse stock split on July 29, 2004 and the
2.3 million shares issued in October 2004 were on a post split basis.
Please further explain to us why you are using the quoted market price of your common stock on a pre-split basis to value this transaction.

2. Please tell us the closing date of the stock purchase agreement where you issued 2.3 million shares and your basis for using a measurement date as of the original Share Purchase Agreement. In your response, please explain to us what events took place between May 21, 2004 and October 12, 2004 when the shares were issued. Please cite the relevant accounting literature that supports your accounting. Refer to paragraphs 18 - 22 of SFAS 123 and EITF 96-18, as applicable.

3. We read your response to comment 2. Please tell us why you have recorded an immediate interest expense associated with the beneficial conversion feature on your convertible debt that has a two-year term rather than amortize the discount over the term of the convertible instrument. Refer to Issue 6 in EITF 00-27.

*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Shmuel Shneibalg
Knowledge Transfer Systems, Inc.
September 29, 2005
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